Exhibit(a)(1)(viii)

March 28, 2007

Dear Plan Participant:

As you are likely aware, the merger between CVS Corporation (“CVS”) and Caremark Rx, Inc. (“Caremark”) has closed. As part of the merger agreement, the new, combined Company—CVS/Caremark—will commence a cash tender offer for 150 million shares of its common stock, or about 10%, of its outstanding shares at a fixed per share price of $35 in cash, without interest. This offer also applies to shares of CVS/Caremark common stock you may hold as a participant in the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (“the Plan”).

This letter and the enclosed materials describe your options for tendering the CVS/Caremark common stock shares you hold in the Plan. If you choose to tender shares, your election must be on file no later than 4 p.m. EST on April 19, 2007.

About the CVS/Caremark Common Stock Fund

As a Plan participant, you have the opportunity to invest in shares of CVS/Caremark common stock through contributions to the CVS/Caremark Common Stock Fund. The CVS/Caremark Common Stock Fund is a “unitized” stock fund, consisting primarily of shares of CVS/Caremark common stock plus an amount of cash intended to provide for liquidity. If you have invested your Plan account in the CVS/Caremark Common Stock Fund, your Plan account is credited with units that represent your interest in that fund, not actual shares of stock.

How the Tender Offer Works

Pursuant to the terms of the Plan, you have the option of instructing the Plan trustee (Bank of New York) to tender or not to tender all or a portion of the CVS/Caremark common stock shares equivalent to your interest in the CVS/Caremark Common Stock Fund in response to the Tender Offer.

Your instructions must be received by 4 p.m. EST on April 19, 2007, to allow time for the number of tendered shares to be tabulated and provided to the Plan trustee. The trustee will then tender the appropriate number of shares in aggregate by the close of the “Offering Period”.

If you instruct the trustee to tender shares on your behalf, the Company will pay the purchase price for tendered shares promptly after the expiration of the tender offer period. However, in the event of proration, the Company does not expect to be able to announce the final results of the proration and commence payment for shares purchased until approximately five to seven business days after the end of the tender offer period. We refer to the period between the end of the tender offer period and the date of payment by the Company for tendered shares as “The Restricted Period”. Please note the following:

1.	During the restricted period, shares that are in the “tendered position” will not be available for other transactions through the Plan. This includes transfers, loans and withdrawals. If you request a transaction that would involve shares in a tendered position, the transaction will be cancelled.

2.	The actual number of tendered shares cannot be determined until the time of the tender. For example, if the total number of shares tendered by shareholders is greater than the number of shares CVS/Caremark has offered to purchase, the number of shares you tendered is subject to proration as described in the enclosed Offer to Purchase.

3.	The price of the shares invested in the CVS/Caremark Common Stock Fund that you elect to tender will be determined on April 19, 2007; therefore, these tendered shares will not be affected by any change in share price that may occur after April 19, 2007, but before April 24, 2007.

Also note that CVS/Caremark may extend or modify the Tender Offer. If time permits, you will be notified of any extensions or modifications. Regardless of the terms of any such extension or modification, your instruction to tender or not to tender will remain in effect unless you provide a new instruction.

CVS/Caremark Tender Offer, continued

Making Your Election

You can estimate the number of shares you hold in the Plan by dividing the balance in your CVS/Caremark Common Stock Fund by the current share price. (However, please note that the Tender Offer is based on a fixed per share price of $35 without interest.) Your tender instructions must be submitted to Ellen Philip Associates, Inc. (“EPA”), an independent tabulator engaged by CVS/Caremark to assist in responding to the Tender Offer. You may submit your instructions in the following ways:

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Make your election online. You may enter your instructions on EPA’s Web site at https://www.tabulationsplus.com/cvsk. You will be asked to enter the Control Number provided on the enclosed Instruction Form.

•	Make your election by phone. You may call toll free 1-866-883-2403 and follow the prompts.

•	Submit the enclosed Instruction Form. Complete the form, insert it into the enclosed business reply envelope and mail it to Ellen Philip Associates, Inc. at P.O. Box 1997, New York, NY, 10117-0024.

You may change or withdraw your instructions as often as you wish prior to 4 p.m. EST, April 19, 2007. The election on file at that time will be considered your final election. If your election is not received by 4 p.m. EST, April 19, 2007, your shares will not be tendered. All tender instructions will be held in strict confidence and, except as required by law, shall not be divulged to CVS/Caremark or any other named fiduciary of the Plans.

Allocation of Funds for Tendered Shares

If the Tender Offer is completed, the amount paid for your validly tendered shares will be allocated to your Plan account according to your future contribution investment elections in effect at the time the funds are distributed (including the CVS/Caremark Common Stock Fund if this fund is one of your investment elections). If an election is not on file tender proceeds will be invested in the Investment Contract Fund. Once funds have been distributed to your account, they will be available for transfers, loans and withdrawals pursuant to the terms of the Plan. If the Tender Offer is not completed, any tendered shares will be taken out of the tendered position and will be available for transactions according to the terms of the Plan.

What’s Enclosed

Enclosed please find:

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Offer to Purchase for Cash by CVS/Caremark Corporation. This document explains the terms and conditions of the Tender Offer. The summary sheet includes answers to questions you may have about tendering your shares.

•	Instruction Form and Business Reply Envelope.

Questions

You can contact the Contact Support Center toll-free at (866) 528-7272. CVS Contact Support Analysts are available 24 hours a day, seven days a week.

Regards,

The Bank of New York, Trustee